

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2019

Lynn S. McCreary
Chief Legal Officer and Secretary
Fiserv, Inc.
255 Fiserv Drive
Brookfield, Wisconsin 53045

      Re: Fiserv, Inc.
          Registration Statement on Form S-4
          Filed February 14, 2019
          File No. 333-229689

Dear Ms. McCreary:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Information Technologies
                and Services

cc: Mark J. Menting